MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated the 15th day of October, 2004.

BETWEEN:	TATMAR VENTURES INC., a company duly incorporated in the Province of British Columbia, having an office at 2300 – 1060 West Hastings Street, Vancouver, British Columbia

("Tatmar")

AND:	PAUL S. REYNOLDS, businessman, of 1901 – 1177 West Hastings Street, Vancouver, British Columbia

("Reynolds")

WHEREAS Reynolds owns certain mineral property interests in British Columbia, and has agreed to grant to Tatmar the exclusive option to acquire all of his interest in the Property on the terms and conditions set forth herein,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payments by Tatmar to Reynolds as contemplated herein, and of the mutual covenants and agreements herein contained (the receipt and sufficiency of which is hereby expressly acknowledged by Reynolds), the parties agree as follows:

1.              DEFINITIONS

1.1           In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

“Execution Date” means the date the parties hereto have executed this Agreement.

"expenditures" means all expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly by Tatmar from the date hereof in connection with the exploration and development of the Property; including moneys expended in maintaining the property in good standing and in applying for and securing all necessary leases or permits; moneys expended toward all taxes, fees and rentals; monies expended in doing and filing assessment work; expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, drilling and drifting, raising and other underground work, assaying and metallurgical testing and engineering, environmental studies, data preparation and analysis; costs of acquiring research materials, reports and data; costs of paying the fees, wages, salaries, travelling expenses, and fringe benefits (whether or not required by law) of all persons engaged directly in work with respect to and for the benefit of the Property, in paying for the food, lodging and other reasonable needs of such persons; and including a charge in lieu of overhead, management and other unallocable costs equal to ten (10%) percent of all such expenditures for contracts of less than $100,000, and five (5%) percent for contracts of $100,000 or more.

"Property" means those certain mineral claims covering a total of approximately ---- hectares, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

“Shares” mean common shares in the capital of Tatmar.

2.              OPTION

2.1            Reynolds hereby grants to Tatmar the sole and exclusive right and option (the "Option") to acquire from Reynolds an undivided 100% percent right, title and interest in and to the Property (subject to the Royalty reserved to Reynolds) in accordance with the terms of this Agreement.

2.2            To exercise the Option, Tatmar must:

(a)	deliver to Reynolds a total of 650,000 Shares as follows:

	(i)	250,000 Shares upon the Execution Date; and
	(ii)	an additional 100,000 Shares on or before each of the four immediately following anniversary dates of the Execution Date,

(b)	pay to Reynolds an aggregate of C$200,000 as follows:

	(i)	$5,000 upon the Execution Date;
	(ii)	an additional $25,000 on or before the first anniversary date of the Execution Date;
	(iii)	an additional $45,000 on or before the second anniversary date of the Execution Date;
	(iv)	an additional $55,000 on or before the third anniversary date of the Execution Date; and
	(v)	an additional $70,000 on or before the fourth anniversary date of the Execution Date,

(c)	incur at least C$1,500,000 of expenditures on the Property as follows:

	(i)	$100,000 on or before the first anniversary date of the Execution Date;
	(ii)	an additional $200,000 on or before the second anniversary date of the Execution Date;
	(iii)	an additional $400,000 on or before the third anniversary date of the Execution Date; and
	(iv)	an additional $800,000 on or before the fourth anniversary date of the Execution Date.

The Shares, cash payments and expenditures are herein collectively referred to as the “Option Price”.

2.3            Any payment incurred toward the Option Price that is over and above that required to be made during a particular time period in paragraph 2.2 shall be carried forward and applied against the required payment in the subsequent period(s).

2.4            This Agreement is an option agreement only, and all payments comprising the Option Price are and shall remain optional to Tatmar, such that Tatmar need not pay any of the same. Upon the failure of Tatmar to deliver the consideration comprising the Option Price within the time periods set forth herein, Tatmar will have a period of 30 days following receipt of notice of such default to rectify the same, otherwise the Option and this Agreement will automatically terminate without further notice from Reynolds.

2.5            In addition to the Option Price payable above, Tatmar agrees to pay to Reynolds a 2% net smelter return royalty (“NSR Royalty”) calculated in accordance with Schedule “B” hereto which will become effective upon exercise of the Option. At any time, Tatmar may purchase up to three-quarters (1.5% NSR) of the NSR Royalty on the basis of C$500,000 for each one-half percent of the NSR Royalty (0.5% NSR) acquired.

2.6            Prior to the exercise of the Option, Tatmar shall pay all taxes, rentals and maintenance fees on the Property as may be necessary to keep the Property in good standing, and shall perform all other actions which may be necessary in that regard, including without limitation, keeping the Property free and clear of all liens, charges and encumbrances of any kind whatsoever which were the result of any actions taken or not taken by Tatmar.

2.7            Until the exercise of the Option, title to the Property will remain in the name of Reynolds, however Reynolds agrees to register, or to allow Tatmar to register, this Agreement or such other notice as acceptable to the applicable mining authorities. Upon the exercise of the Option, Reynolds will take the necessary actions to transfer to Tatmar a 100% interest in and to the Property (subject to the NSR Royalty) in accordance with the provisions of applicable legislation.

2.8            Once Tatmar has paid the Option Price in full, Tatmar will have exercised the Option and have acquired an undivided 100% right, title and interest in and to the Property, subject to the rights reserved to Reynolds in section 2.5 above, and will give notice to Reynolds to that effect.

2.9            Reynolds acknowledges that the Shares to be delivered to it pursuant to paragraph 2.2 will be subject to resale restrictions such that the same may not be traded for a period expiring four months from the date of each issuance.

3.              REPRESENTATIONS AND WARRANTIES

3.1            Tatmar represents and warrants to Reynolds that:

(a)

it is a company duly incorporated, organized and validly subsisting under the laws of British Columbia, and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mineral properties in British Columbia;

(b)

it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)

all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on it;

(d)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by its constating documents or any agreement to which it is a party;

(e)	Tatmar is a private company which intends to make (but has not as of the date hereof made) application to list and post its Shares for trading on the TSX Venture Exchange.

3.2	Reynolds hereby represents and warrants to Tatmar that:

(a)	it has full power, capacity and authority to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

(b)

neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(c)

each of the mineral claims comprising the Property has been duly and validly granted to or staked by Reynolds, and are properly recorded with the appropriate mining authorities pursuant to all applicable laws and regulations; the Property is accurately described in Schedule "A" hereto, and the mineral claims held by Reynolds comprising the Property are free and clear of all liens, charges, royalties and encumbrances;

(d)	Reynolds has the exclusive right to enter into this Agreement and has all necessary authority to dispose of his interests in and to the Property in accordance with the terms of this Agreement;

(e)	there are no outstanding or pending rights or options for any third party to earn or acquire any interest in the Property; and

(f)	there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which Reynolds is aware.

3.3            The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by Tatmar and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

4.              COVENANTS OF REYNOLDS

4.1            While the Option remains outstanding, Reynolds covenants and agrees with Tatmar to:

(a)	for so long as Tatmar is not in default hereunder, not do any act or thing which would in any way adversely affect the rights of Tatmar hereunder;

(b)

make available to Tatmar and its representatives all records and files in its possession relating to the Property and permit Tatmar and its representatives at their own risk and expense to take abstracts therefrom and make copies thereof;

(c)	co-operate as reasonably necessary with Tatmar in obtaining any access, surface and other rights on or related to the Property as Tatmar deems desirable; and

(d)	promptly provide Tatmar with any and all notices and correspondence received by Reynolds from the any relevant government agencies in respect of the Property.

5.              PRE-EXERCISE ACTIVITIES

5.1            Prior to exercise of the Option, Tatmar will have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property, including without limiting the generality of the foregoing, the exclusive right to:

a)

enter the Property and have exclusive and quiet possession of the Property, to regulate access to the Property, as well as the use and enjoyment thereof without interruption by or disturbance from the Reynolds, or any person claiming by, through or under the Reynolds;

b)

do such prospecting, exploration, development, exploitation and other mining work thereon and thereunder as Tatmar may in its sole discretion consider advisable or desirable subject to the approval of all applicable laws and regulations;

c)	bring and erect upon the Property such equipment and facilities as Tatmar may in its sole discretion consider advisable or desirable;

d)

remove materials from the Property for the purposes of assaying and testing, bulk sampling or otherwise as Tatmar may in its sole discretion consider advisable or desirable, and dispose of such materials by way of sale or otherwise as Tatmar may in its sole discretion consider advisable or desirable; and

e)

participate with the Reynolds in negotiating such agreements as may be necessary or in Tatmar=s best interests with the owners of and other persons having interests in the Property concerning surface or access rights affecting the Property, provided that if and to the extent that the Reynolds has any such rights affecting the Property, such rights are hereby included in the Property and are subject to the Option hereunder.

5.2            Prior to exercise of the Option, Tatmar will have the following duties and obligations:

(a)

to manage, direct and control all exploration, development and production operations in, on and under the Property in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations;

(b)

subject to the terms and conditions of this Agreement, to keep the Property in good standing and free and clear of liens, charges and encumbrances of every character arising from operations hereunder (except liens for taxes not yet due, and other claims and liens contested in good faith by Tatmar) and to proceed with all diligence to contest or discharge any lien that is filed. Tatmar agrees to apply the maximum value of assessment credits available to the Property each year;

(c)	to obtain and maintain, or cause any contractor engaged to obtain and maintain, adequate insurance coverage with respect to activities on or with respect to the Property;

(d)	to perform its duties and obligations in a manner consistent with good exploration and mining practices;

(e)

defend, indemnify and save Reynolds and its directors, officers and employees harmless from any and all losses, damages, expenses, claims, suits, actions or demands of any kind or nature whatsoever in any way referable to or arising out of any work done by Tatmar on or with respect to the Property; and

(f)

prior to commencing any operations or activities on the Property, obtain all necessary operating and environmental permits and post any required reclamation or other bonds or safekeeping agreements required by any governmental agency.

5.3            In the event Tatmar intends to engage any third party to undertake any work on the Property, Tatmar agrees to first offer such opportunity to Reynolds. Should Reynolds be contracted to do work on the Property, the provisions of sections 5.2 (d) (e) and (f) shall apply equally to Reynolds.

6.              TERMINATION OF OPTION

6.1            This Agreement, except for the provisions of section 7, and the Option will (unless otherwise agreed by Reynolds in writing) terminate:

(a)	upon the failure of Tatmar to pay any portion of the Option Price pursuant to subsection 2.2 within the time periods specified therein; or

(b)	if Tatmar gives notice in accordance with subsection 6.2.

6.2            At any time prior to the exercise of the Option Tatmar will have the right to terminate this Agreement and the Option by giving not less than thirty days' notice to that effect to Reynolds.

7.              OBLIGATIONS AFTER TERMINATION OF OPTION

7.1            If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option, this Agreement, including the Option, but excluding this section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that Tatmar will:

(a)	leave the Property:

	(i)	in good standing and in accordance with the applicable laws and regulations, with a minimum of 12 months of assessment credits filed against the same;

	(ii)	free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder,

	(iii)	in a safe and orderly condition, and

	(iv)	in a condition which is in compliance with all applicable rules and orders of governmental authorities with respect to reclamation and restoration of the surface to the Property;

(b)

deliver to Reynolds, within ninety days of termination, a report on all work carried out by Tatmar on the Property together with copies of all maps, drillhole logs, assay results, reports and other information compiled or prepared by or on behalf of Tatmar with respect to work on or with respect to the Property, and make available to Reynolds (at the place of storage) all core, samples and sample pulps and rejects;

(c)

unless otherwise agreed by Reynolds, remove from the Property within six months of the effective date of termination all materials, equipment and facilities erected, installed or brought upon the Property by or at the instance of Tatmar; and

(d)	deliver to Reynolds a duly executed quitclaim of all right, title and interest of Tatmar in and to the Property in favour of Reynolds.

8.            SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

8.1            Each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.

9.              ASSIGNMENT

9.1            Either party may at any time assign or transfer any or all of its interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

10.            NOTICES

10.1          Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile, e-mail or other similar form of communication, in each case addressed to the address first listed above or the following facsimile numbers or e-mail addresses:

(a)	If to Reynolds at facsimile no.: 604 683-8923; email:

(b)	If to Tatmar at facsimile no.: 604 ---- ; email:

10.2          Any notice, direction or other instrument will:

(a)	if delivered, be deemed to have been given and received on the day it was delivered;

(b)

if mailed, be deemed to have been given and received on the third business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received; and

(c)	if sent by facsimile, email or other similar form of communication, be deemed to have been received by each party by that party acknowledging in writing receipt of the same.

10.3          Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

11.            FORCE MAJEURE

11.1          Tatmar shall not be deemed to be in default hereunder for failure or delay to perform any of its covenants pursuant to this Agreement including payments toward the Option Price, if prior to the requirement to perform such covenant any event of force majeure arises which precludes Tatmar from undertaking work on the Property, or a material dispute arises as to the ownership or title to any part of the Property or to the minerals therein, including land claims by indigenous people (a "Title Dispute").

11.2          Should Tatmar seek to rely on the provisions of subsection 11.1 it will promptly give written notice to Reynolds of the particulars thereof and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such event of force majeure or Title Dispute.

12.             ARBITRATION

12.1           If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction hereof, the same shall be referred to a mutually acceptable mediator. If an agreement is not settled within 30 days of the referral, the dispute shall be determined by the award of one arbitrator. The decision of the arbitrator shall be made within 30 days after the selection. The expense of the arbitration shall be borne equally by the parties to the dispute. The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act (British Columbia), as amended, and the decision of the arbitrator shall be conclusive and binding upon the parties. The rules and procedures for the arbitration shall be procedures established by the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

13.                       GENERAL

13.1                      The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

13.2                      All references to moneys hereunder will be in Canadian funds unless otherwise specified. All payments to be made to any party hereunder may be made by cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

13.3                      This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

13.4                     This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

13.5                     This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

TATMAR VENTURES INC.
by its authorized signatory:

_______________________________________

PAUL REYNOLDS
_______________________________________

SCHEDULE "A"

PROPERTY

[Is the Property all 293 units (65.4 square kilometers) which comprise the Tam Property?]

SCHEDULE "B"

NET SMELTER RETURN ROYALTY

1.

Pursuant to the Mineral Property Option Agreement to which this Schedule is attached, Reynolds (the “Recipient”) may receive a Net Smelter Return royalty (the “NSR Royalty”) based on proceeds received by Tatmar (the “Producer”) from production from the Property as described in Schedule “A” of the Agreement, free and clear of all costs of development and operations.

2.

“Net Smelter Return” shall mean the actual proceeds received by the Producer from any mint, smelter, or other purchaser for the sale of ores, metals or concentrated products (“Product”) from the Property derived from commercial production (and not from bulk sampling, pilot plant operations or preliminary production) and sold after deducting from such proceeds the following charges to the extent that they were not deducted from such proceeds by the purchaser in computing payment: smelting and refining charges; penalties; cost of transportation of ores, metals or concentrates from the Property to any mint, smelter or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; and any export and import taxes on said ores, metals or concentrates levied by the country into which such ore, metals or concentrates are imported, if such charges or costs are deducted from the proceeds received.

3.

Payment of the NSR Royalty shall be made quarterly within 30 days after the end of each fiscal quarter of the Producer, on actual proceeds received by the Producer from the sale of Product from the Property, and shall be accompanied by unaudited calculations and statements pertaining to the operations carried out on the Property. Within 90 days after the end of each fiscal year of the Producer in which the NSR Royalty is payable, the records relating to the calculation of Net Smelter Return for such year shall be audited and any resulting adjustments in the payment of the NSR Royalty payable shall be made forthwith. A copy of the said audit shall be delivered to the Recipient within 30 days of the end of such 90-day period.

4.

Each annual audit shall be final and not subject to adjustment unless the Recipient delivers to the Producer written exceptions in reasonable detail within three months after the Recipient receives the report. The Recipient, or its representative duly authorized in writing, shall at its expense have the right to audit the books and records of the Producer related to the Net Smelter Return to determine the accuracy of the report, but shall not have access to any other books and records of the Producer. The audit shall be conducted by a chartered or certified public accountant of recognized standing (the “Auditor”). The Producer shall have the right to restrict access to its books and records until execution of a written agreement by the Auditor that all information will be held in confidence and used solely for purposes of audit and resolution of any disputes related to the report. A copy of the Auditor’s report shall be delivered to the Producer and the amount which should have been paid according to the Auditor’s report shall be paid forthwith, one party to the other. In the event that the said discrepancy is to the detriment of the Recipient and exceeds 5.0% of the amount actually paid by the Producer, then the Producer shall pay the entire cost of the audit.

5.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by the Producer, charges, costs and penalties with respect to such operations, excluding transportation, shall mean reasonable charges, costs and penalties for such operations but not in excess of the amounts that the Producer would have incurred if such operations were carried out at facilities not owned or controlled by the Producer then offering comparable custom services.

6.	The Recipient shall at its election have the right to take its NSR Royalty in kind as it may pertain to precious metals defined as gold and platinum group elements, in whole or in part.